 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated January 23, 2018, announcing that the Company has been selected to join the inaugural 2018 Bloomberg Gender-Equality Index.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 23, 2018

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Non-regulated information Tuesday 23 January 2018 – 8 a.m. CET _________________________________

EURONAV INCLUDED IN SECTOR-NEUTRAL BLOOMBERG GENDER-EQUALITY INDEX

ANTWERP, Belgium, 23 January 2018 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today announced that the Company has been selected from ten sectors and the only Belgian listed company to join the inaugural 2018 Bloomberg Gender-Equality Index ("GEI"). Launched yesterday in the U.S., the reference index measures gender equality across internal company statistics, employee policies, external community support and engagement, and gender-conscious product offerings.

Carl Steen, Chairman of Euronav said: "Inclusion within this index reflects the real and sustained progress made in supporting and maintaining gender equality throughout the Company. Recognition of this by Bloomberg is an important milestone to our accomplishments so far in this important area of human resources".

Peter T. Grauer, Chairman of Bloomberg and Founding Chairman of the U.S. 30% Club said: "We commend Euronav NV and the other 103 companies included in the 2018 GEI for their efforts to create work environments that support gender equality across a diverse range of industries".

Background to Bloomberg Gender Equality Index
The 2018 GEI expands globally to represent 24 countries, including firms headquartered in Belgium, Chile, Greece, Ireland, Italy, Singapore and Taiwan for the first time. Companies range from a variety of sectors, including communications, consumer staples, energy, financials, transportation, materials and technology.

Euronav submitted a social survey created by Bloomberg in partnership with third-party experts, including Women's World Banking, Catalyst, and Working Mother Media. Those included on this year's index scored at or above a global threshold established by Bloomberg to reflect disclosure and the achievement or adoption of best-in-class statistics and policies. Both the survey and the GEI are voluntary and have no associated costs. The index is not ranked.

For more information: https://www.bloomberg.com/professional/sustainable-finance/.
Bloomberg clients can access the GEI at {BGEI Index DES <GO>}.

PRESS RELEASE Non-regulated information Tuesday 23 January 2018 – 8 a.m. CET _________________________________

*
*  *

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of fourth quarter 2017 results: Thursday, 25 January 2018

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being 1 V-Plus vessel, 28 VLCCs, 18 Suezmaxes, four Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

About Bloomberg
Bloomberg, the global business and financial information and news leader, gives influential decision makers a critical edge by connecting them to a dynamic network of information, people and ideas. The company's strength – delivering data, news and analytics through innovative technology, quickly and accurately – is at the core of the Bloomberg Terminal. Bloomberg's enterprise solutions build on the company's core strength: leveraging technology to allow customers to access, integrate, distribute and manage data and information across organizations more efficiently and effectively. For more information, visit www.bloomberg.com or request a demo.